United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on correspondence received from its shareholder Previ

Rio de Janeiro, June 11, 2026 –Vale S.A. (“Vale” or the “Company”) informs that, on this date, it received correspondence from its shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, requesting the call of an Extraordinary General Meeting of the Company’s shareholders to resolve on: (i) the removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; (ii) the nomination of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors, to complete the current term of office; and, if the matter set forth in item (i) is approved, (iii) the election of the Chairman of the Company’s Board of Directors. In its correspondence, Previ also declares its support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira (Ollie) for the position of Chairman of the Company’s Board of Directors, for understanding that his eventual leadership would positively contribute to the strengthening of governance practices, the improvement of strategic management and the alignment with the interests of shareholders and stakeholders.

The Company informs that its Board of Directors is assessing the necessary measures for calling the Extraordinary General Meeting, observing the provisions of Law No. 6,404/76, the Company’s Bylaws and its internal regulations, including its Directors Policy.

The Company will keep the market informed of any material developments, in accordance with the applicable regulation.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 11, 2026		Director of Investor Relations